Exhibit 99.1

100 University Avenue, 9th floor
Date: March 21, 2014	Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NOVADAQ TECHNOLOGIES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	April 17, 2014

Record Date for Voting (if applicable) :	April 17, 2014

Beneficial Ownership Determination Date :	April 17, 2014

Meeting Date :	May 21, 2014

Meeting Location (if available) :	Toronto, ON

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	66987G102	CA66987G1028

Sincerely,

Computershare

Agent for NOVADAQ TECHNOLOGIES INC.